

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

February 23, 2010

VIA U.S. Mail and Facsimile

Kenneth J. Kossin, Jr.
Agilysys, Inc.
28925 Fountain Parkway
Sonon, Ohio 44139

> **Re: Agilysys, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Filed June 9, 2009**
> **Form 10-Q for the fiscal quarter ended December 31, 2009**
> **File No. 0-5734**

Dear Mr. Kossin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2009

Products and Services, page 3

1.   We note your disclosure on page 5 that you are obligated to purchase a minimum of $330 million per year from Arrow Electronics until 2012. We also note your disclosure on page 3 where you identify Sun, IBM and HP as your three largest suppliers. Please tell us, and expand your disclosure in future filings as applicable, to disclose how your purchases from other suppliers during the past fiscal year have been impacted by your agreement with Arrow.

If we fail to maintain an effective system of internal controls…., page 5

2.   We note your disclosure on page 31 that you did not have effective internal control over your financial reporting during FY2009. In your future filings, as applicable, please revise your risk factor disclosure concerning material weaknesses to disclose the nature of any existing weaknesses.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Estimates & Assumptions, page 22

Restructuring Charges (Credits), page 28

3.   Regarding the restructuring programs undertaken in 2008 and 2009, in future filings please provide quantified disclosure of the expected cost savings from the plans and identify the periods when you expect to first realize those benefits. For guidance on these MD&A disclosures, please refer to SAB Topic 5-P.

4.   Please explain to us your rationale for presenting a portion of the goodwill impairment recorded in fiscal 2009 as "Restructuring charges (credits)" while the bulk of the goodwill impairment recorded in that year is presented in "Asset impairment charges."

Item 8. Financial Statements

Note 5. Goodwill and Intangible Assets, page 54

5.   In future filings please expand to also provide the goodwill disclosures required by FASB ASC 350-20-50-1 for each reportable segment.

Note 13. Business Segments, page 66

6.   You disclose two measures of segment operating results, operating income and adjusted EBDITA. Please tell us how your presentation considers the guidance from FASB ASC 280-10-55-9. Under the cited guidance, if an entity uses multiple performance measures in evaluating segment performance and allocating assets, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity's consolidated financial statements. That is; please tell us why you believe it is appropriate in GAAP to present two measures of segment operating results for each segment.

7.   On page 42 you disclose that you have three reportable segments. However, you present disclosures in this footnote as if "Corporate/Other" is also a segment, presenting both operating loss and adjusted EBITDA. Please clarify for us and in future filings whether Corporate/Other is also a reportable segment under FASB ASC 280-10-50-1 and 280-10-55-3 and -4. If it is not, tell us why it is appropriate to present adjusted EBDITA for "Corporate/Other."

8.   As a related matter, we see that you also provide measures of adjusted EBITDA and operating earnings for the consolidated entity. Please tell us how the consolidated presentation fulfills the reconciliation requirement from FASB ASC 280-10-50-30b. Under that guidance, you should provide reconciliation of the total of the reportable segments' measures of profit or loss to consolidated income before income taxes, extraordinary items, and discontinued operations. Also, tell us how presentation of consolidated adjusted EBITDA is appropriate under the guidance from 10(e) of Regulation S-K and Compliance and Disclosure Interpretation 104.04.

Item 11. Executive Compensation, page 33

9.   We note from your disclosure under "Long-Term Equity Incentives" that you have incorporated by reference from page 19 of your proxy statement that the board determined to grant stock options in May and November 2008. We note minimal, if any, discussion and analysis as to how the stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Item 13. Certain Relationships…, page 33

10.   In future filings please provide the disclosure requested by Item 404(b) of Regulation S-K, including, but not limited to information contained in Item 404(b)(1)(ii) and (iv). Also, please tell us why you have not discussed pursuant to Item 404(a) of Regulation S-K the related party transaction described in note 1 to your financial statements. We note that Mr. Schultz is listed as an officer on the back of your annual report.

Exhibits

11.   Please file your long-term product procurement agreement with Arrow Electronics, Inc. or tell us why you believe it does not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Form 10-Q for the fiscal quarter ended December 31, 2009

Note 10. Commitments and Contingencies, page 19

12.   We see that you received proceeds of approximately $2.4 million from the Primary Fund in January 2010. We note that you had previously recognized impairment of this investment in earnings. Please tell us the accounting basis for recognizing income from the distribution at December 31, 2009, prior to receipt of the cash. We refer you to FASB ASC 855-10-15-5c and 450-30-25-1, which generally provide that a contingency that might result in a gain usually should not be reflected in the financial statements because to do so might be to recognize revenue before its realization.

******

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. If you have other questions, please contact Joe McCann at (202) 551-6262 or Jay Mumford at (202) 551-3637.

Sincerely,

Gary Todd
Accounting Reviewer